Exhibit 1

FINAL

Term Sheet for Proposed Transaction

This term sheet (including Exhibit 1 hereto, “Term Sheet”) sets forth the current intent of Berkshire Hathaway Inc. (“BH”) and Graham Holdings Company (“Graham”) in respect of the proposed exchange (the “Exchange”) of (a) all the outstanding shares of capital stock of a wholly-owned, direct subsidiary of Graham (“NewSub”) that holds (i) the assets and liabilities associated with the business of WPLG, Miami, FL (the “Miami Station”), including real estate, normal working capital and pension assets at least equal to any assumed pension liabilities (it being understood that it is intended that Graham will retain all pension-related liabilities for pre-closing service costs of Miami Station employees), but excluding all accrued taxes and intercompany items (provided that, prior to closing, Graham will remove (A) all current assets of the Miami Station that are “investment assets” under Section 355(g) of the Code, (B) all current liabilities of the Miami Station to the extent the amount of such liabilities does not exceed the amount of the current assets described in clause (A), and (C) if the value of the current assets described in clause (A) exceeds the value of the current liabilities described in clause (B), then other liabilities of the Miami Station to the extent of such excess), (ii) the Contributed BH Shares (as defined below) and (iii) a specified amount of cash for (b) a specified number of shares (the “Specified Number of G Shares”) of Graham Class B common stock held by BH or its subsidiaries (such entities, the “Berkshire Parties”, and such shares, the “G Shares”). This Term Sheet is a negotiation aid and is not binding on the parties. The parties will not be bound unless and until they enter into a definitive agreement (the “Definitive Agreement”) regarding the subject matter of this Term Sheet.

Tax Treatment of Transaction:

The Exchange is intended to qualify for non-recognition of gain and loss to Graham and to BH under Sections 355(a), 355(c), 361(a) and 361(c) of the Code (the “Intended Tax Treatment”). The “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

Consideration and Form of Transaction:

Graham will transfer all the outstanding shares of NewSub, which will hold (i) the Miami Station, (ii) the Specified Cash Amount, (iii) cash equal to the Cash Make-up Amount, if any, and (iv) the Contributed BH Shares, as illustrated in the valuation examples set forth on Exhibit 1, which this Term Sheet is intended to describe.

The “Contributed BH Shares” shall be shares of BH Class A common stock (“BH Class A Shares”) and shares of BH Class B common stock (“BH Class B Shares”, and collectively with BH Class A Shares, the “BH Shares”) consisting of the lowest of (i) 2,214 BH Class A Shares and 424,250 BH Class B Shares, (ii) BH Shares having a value (based on the closing price on the closing date) of $400,282,183 and (iii) the maximum number of BH Shares that both of Graham and BH, in their respective reasonable good faith judgment after consultation with their respective counsel, determine that Graham can contribute to NewSub without creating a material risk that the exchange will not qualify for the Intended Tax Treatment on account of Section 355(g) of the Code. If the conditions of clause (ii) and/or clause (iii) would result in fewer BH Shares being contributed than provided for in clause (i), the reduction in contributed shares shall be made, to the extent possible, first from the BH Class B Shares. The value of the Contributed BH Shares (based on the closing price on the closing date) is referred to herein as the “Contributed BH Share Value”.

The “Specified Cash Amount” shall be $327,717,817. The “Cash Make-Up Amount” shall be the excess, if any, of (x) $400,282,183 over (y) the Contributed BH Share Value; provided that the Cash Make-Up Amount shall not exceed the amount of cash that both Graham and BH, in their respective reasonable good faith judgment after consultation with their respective counsel, determine that Graham can contribute to NewSub without creating a material risk that the exchange will not qualify for the Intended Tax Treatment on account of Section 355(g) of the Code; provided further that the Cash Make-Up Amount shall not be increased in lieu of contributing BH Shares to NewSub.

The NewSub stock will be transferred to BH in exchange for the Specified Number of G Shares. The “Specified Number of G Shares” is 1,727,765 G Shares, reduced by a number of shares equal to the Retained Shares.

The number of Retained Shares shall be the sum of (a) the quotient of (i) the Value Shortfall, divided by (ii) (A) the product of 0.65 times the volume weighted average price (“VWAP”) of the G Shares on the closing date, plus (B) $2.15, plus (b) the quotient of (i) $1,000,000, divided by (ii) the VWAP of the G Shares on the closing date.

The “Value Shortfall” shall equal (i) the excess of (A) $774,234,304 over (B) the sum of the Specified Cash Amount, the Cash Make-Up Amount, if any, and the Contributed BH Share Value, plus (ii) the amount, if any, by which the minimum valuation of the Miami Station (as of the closing of the Exchange) taken into account by counsel to Graham in making the determination whether the Exchange qualifies under Section 355(g) of the Code is less than $364 million.

The Graham Assets are currently held in Graham and in various direct and indirect subsidiaries of Graham. Prior to the Exchange, Graham will effect an internal reorganization (the “Internal Reorganization”), pursuant to which the Graham Assets will be aggregated in NewSub.

Representations, Warranties and Covenants:	The Definitive Agreement will provide for representations, warranties and covenants of Graham and the Berkshire Parties customary for transactions of this nature.

Conditions:

Graham shall have received, prior to closing, an opinion from Cravath, Swaine & Moore LLP reasonably satisfactory to Graham, to the effect that the Internal Reorganization should be tax-free to Graham, and the Exchange should qualify for the Intended Tax Treatment (the “Cravath Tax Opinion”). BH shall have received, prior to closing, an opinion from Munger, Tolles & Olson LLP reasonably satisfactory to BH, to the effect that the Exchange should qualify for the Intended Tax Treatment (the “Munger Tax Opinion” and, together with the Cravath Tax Opinion, the “Tax Opinions”). The parties understand that the Tax Opinions will be based on various representations and covenants that will be required from Graham and BH.

Any necessary antitrust regulatory approvals shall have been received, and any necessary consents from the United States Federal Communications Commission shall have been received.

The Definitive Agreement will also provide for additional closing conditions customary for transactions of this nature.

Indemnification:	The Definitive Agreement will provide for indemnification provisions customary for transactions of this nature, with baskets and caps to be agreed; it being understood that such baskets and caps shall be derived from the value of the Miami Station.

Restrictions on Future Activities:

The parties acknowledge that the Tax Opinions will require that Graham, BH and NewSub will be subject to certain restrictions on mergers and acquisitions and certain other activities for a period of up to two years following the consummation of the Exchange in order to preserve the Intended Tax Treatment.

Termination:

The Definitive Agreement will provide for a termination right for Graham or BH, as applicable, in the event that such party’s Tax Opinion cannot be obtained, and for a termination right for each of Graham and BH in the event that (i) the closing of the Exchange has not occurred by the date that is six months from the date of the Definitive Agreement, (ii) the closing price of a share of BH Class A common stock on the closing date is less than $120,000, or the VWAP per share of Graham Class B common stock on the closing date is less than $500, or (iii) the value of the Miami Station (as of the closing of the Exchange) taken into account by counsel to Graham in making the determination whether the Exchange qualifies under Section 355(g) of the Code is less than $345.8 million.

The Definitive Agreement will also provide for termination provisions customary for transactions of this nature.

Additional Documentation:	A Tax Matters Agreement and other ancillary agreements with customary terms to be agreed between the parties shall be entered into concurrently with the Definitive Agreement.

Exhibit 1

			Illustrative Examples
		Prices
		As of 3/7/2014	BRK up 10%	BRK down 10%	GHC up 10%	GHC down 10%
GHC shares owned by Berkshire	1,727,765
Per share closing price		703.77	703.77	703.77	774.15	633.39
Market value		1,215,949,174	1,215,949,174	1,215,949,174	1,337,544,091	1,094,354,257

BRK/A shares owned by GHC		2,214	2,214	2,214	2,214	2,214
BRK/B shares owned by GHC		424,250	424,250	424,250	424,250	424,250
Per share BRK/A closing price		183,722	202,094	165,350	183,600	183,600
Per share BRK/B closing price		122.67	134.94	110.40	122.34	122.34
Value BRK/A shares		406,760,508	447,436,559	366,084,457	406,490,400	406,490,400
Value BRK/B shares		52,042,748	57,247,022	46,838,473	51,902,745	51,902,745
Market value BRK		458,803,256	504,683,581	412,922,930	458,393,145	458,393,145

Value of Television station		364,000,000	364,000,000	364,000,000	364,000,000	364,000,000

Assumed total value of consideration exchanged by GHC		1,092,000,000	1,092,000,000	1,092,000,000	1,092,000,000	1,092,000,000

Television station		364,000,000	364,000,000	364,000,000	364,000,000	364,000,000
BRK/A and BRK/B shares		400,282,183	400,282,183	400,282,183	400,282,183	400,282,183
Cash		327,717,817	327,717,817	327,717,817	327,717,817	327,717,817

Total value exchanged by Graham to Berkshire		1,092,000,000	1,092,000,000	1,092,000,000	1,092,000,000	1,092,000,000

GHC shares retained by Berkshire to cover value shortfall		100,597	100,597	100,597	91,490	111,716
After tax value of GHC shares retained at 35% tax rate		46,234,304	46,234,304	46,234,304	46,234,304	46,234,304
GHC shares witheld from Graham due to working capital adjustment pre-tax		1,421	1,421	1,421	1,292	1,579
Pre tax value of GHC shares witheld due to working capital adjustment		1,000,000	1,000,000	1,000,000	1,000,000	1,000,000
Total value retained by Berkshire		1,139,234,304	1,139,234,304	1,139,234,304	1,139,234,304	1,139,234,304

GHC shares returned to Graham		1,625,747	1,625,747	1,625,747	1,634,983	1,614,470

Shares returned to Berkshire-BRK/B		0	0	309,754	0	0
Shares returned to Berkshire-BRK/A		2,179	1,981	2,214	2,180	2,180

BRK/B shares retained by Graham		424,250	424,250	114,496	424,250	424,250
BRK/A shares retained by Graham		35	233	0	34	34